EXHIBIT 99.1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Brazauro Resources Corporation (the “Company”)
16360 Park Ten Place, Suite 217, Houston, Texas 77084

Item 2	Date of Material Change

June 15, 2010

Item 3	News Release

Issued June 15, 2010 and distributed through the facilities of Canada Newswire and Businesswire.

Item 4	Summary of Material Change

The Company announces that the British Columbia Supreme Court has issued an interim order in connection with the previously announced plan of arrangement which, if approved by the Company’s securityholders, will implement the proposed acquisition of the Company by Eldorado Gold Corporation.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

Please see the attached news release.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Contact:	James J. Komadina, President and COO
Telephone:	(719) 330-4477

Contact:	Mark E. Jones III, Chairman and CEO
Telephone:	(281) 579-3400

Item 9	Date of Report

June 15, 2010

IMPORTANT DEADLINES

July 14, 2010
Deadline for exercise of Brazauro warrants and options in order to receive shares of
Eldorado Gold Corporation and TriStar Gold Inc.

July 16, 2010
Deadline for receipt of tax election

PLEASE REFER TO THE MANAGEMENT INFORMATION CIRCULAR FOR FURTHER DETAILS

June 15, 2010	Trading Symbol: BZO-TSX.V

Brazauro Announces Receipt of Interim Order and Expected Date
for Mailing of Information Circular

HOUSTON, TX –Brazauro Resources Corp. (“Brazauro” or the “Company” TSX.V: BZO) announces that the British Columbia Supreme Court has issued an interim order (the “Interim Order”) in connection with the previously announced plan of arrangement (the “Arrangement”) which, if approved by Brazauro securityholders, will implement the proposed acquisition of Brazauro by Eldorado Gold Corporation (“Eldorado” TSX:ELD, AMEX:EGO).

The Interim Order provides for the calling of a special meeting of Brazauro securityholders (the “Meeting”) to consider the Arrangement.  The Arrangement is subject to, among other things, the final approval of the British Columbia Supreme Court, receipt of all necessary regulatory approvals, the approval by at least 66⅔% of the votes cast by the holders of common shares of Brazauro, at least 66⅔% of the votes cast by holders of options and warrants of Brazauro and shareholders, the approval by a simple majority of shareholders (excluding Eldorado and any other shareholders excluded by Multilateral Instrument 61-101) and the satisfaction or waiver of other conditions precedent to the Arrangement.  The hearing in respect of the final order to approve the Arrangement is currently scheduled to take place on or about July 16, 2010, with the completion of the Arrangement to occur no later than July 20¸ 2010.

The Meeting will be held on July 15, 2010 at Suite 2600, 595 Burrard Street, Vancouver, British Columbia at 10:00 a.m. (PST).  Brazauro securityholders of record as of 5:00 pm (Vancouver time) on June 10, 2010 will be entitled to attend and vote at the Meeting.

Shareholders of Brazauro are eligible to elect to take an automatic Canadian tax rollover (the “Rollover”) on the exchange of their shares.  In order to elect for the Rollover shareholders must return to Valiant Trust Company (the “Depositary” under the Arrangement) a duly completed election form (which will be printed on pink paper) which must be received by the Depositary no later than 5:00 p.m. (Vancouver time) on July 16, 2010.  Shareholders who hold their shares through a stockbroker or another intermediary must contact their stockbroker or that intermediary in order to elect for the Rollover.

Holders of options and warrants of Brazauro may also exercise their securities to be eligible to receive shares of Eldorado and TriStar Gold Inc. under the Arrangement, as well as to elect the Rollover.  To do so, holders of Brazauro options and warrants must exercise their securities by no later than 5:00 p.m. (Vancouver time) on July 14, 2010.

Brazauro intends to mail the notice of Meeting and a management information circular (the “Circular”), along with the election form, letters of transmittal, forms of proxy and voting instruction forms relating to the Meeting on June 18, 2010.  The Circular contains detailed information concerning the Arrangement and will also be available on SEDAR at www.sedar.com.  Brazauro securityholders are encouraged to review the Circular for information in respect of the Rollover and the exercise of options and warrants of Brazauro.

About Brazauro:

Brazauro Resources is an established and well-financed gold exploration company focused on high-potential properties in the Tapajós region of Brazil. As well as its most advanced property, Tocantinzinho, Brazauro is also actively exploring other properties including the nearby Bom Jardim, Piranhas, Agua Branca and Andorinhas projects. The Company’s shares are listed on the TSX Venture Exchange under the symbol BZO-V. Further information is available at www.brazauroresources.com

For further information, please contact:

Brazauro Resources Corporation

James Komadina
President and Chief Operating Officer
719-330-4477

Mark Jones III
Chairman and CEO
281-579-3400

Media contact:

John Lute
Lute & Company
416-929-5883
info@brazauroresources.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward-Looking Statements

Certain statements contained in this press release may constitute forward-looking statements under Canadian securities legislation which are not historical facts and are made pursuant to the "safe harbour" provisions under the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based upon the Company's reasonable expectations and business plan at the date hereof, which are subject to change depending on economic, political and competitive circumstances and contingencies. Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause a change in such assumptions and the actual outcomes and estimates to be materially different from those estimated or anticipated future results, achievements or position expressed or implied by those forward-looking statements. Risks, uncertainties and other factors that could cause the Company's plans to change include changes in demand for and price of gold and other commodities (such as fuel and electricity) and currencies; changes or disruptions in the securities markets; legislative, political or economic developments in Brazil; the need to obtain permits and comply with laws and regulations and other regulatory requirements; the possibility that actual results of work may differ from projections/expectations or may not realize the perceived potential of the company’s projects; risks of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in development programs; operating or technical difficulties in connection with exploration, mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities of grades of reserves and resources; and the risks involved in the exploration, development and mining business. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.